Form 5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES
BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Christopoul, Thomas D.	2. Issuer Name and Ticker or Trading Symbol Cendant Corporation (CD)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director ___ 10% Owner _X_ Officer (give title below) ___ Other (specify below) Sr. Exec. V.P.
(Last) (First) (Middle) 1 Campus Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/31/2002
(Street) Parsippany, NJ 07054		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock (series designated CD stock)	01/02/2002		F (1)		16,866	D	$19.30	38,931	D
Common Stock (series designated CD stock)								213.77	I	Held by Cendant Corporation Employee Savings Plan
* If the form is filed by more than one reporting person, see instruction 4(b)(v).	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 2270 (9-02)
FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (right to buy)	$19.05	01/22/2002		A		235,000		01/22/2003 (2)	01/22/2012	Common Stock (series designated CD stock)	235,000	$0	235,000	D
Stock Option (right to buy)	$18.68	04/17/2002		A		100,000		04/17/2003 (3)	04/17/2012	Common Stock (series designated CD stock)	100,000	$0	100,000	D
Explanation of Responses:

Note 1: In connection with a stock bonus in the amount of 47,058 shares granted on 10/2/00 and reported on Form 5 on 2/13/01, 18,866 shares were withheld for tax purposes.

Note 2: 78,333 exercisable on 1/22/03; 78,333 exercisable on 1/22/04 and 78,334 exercisable on 1/22/05.

Note 3: 33,333 exercisable on 4/17/03; 33,333 on 4/17/04 and 33,334 on 4/17/05.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Lynn A. Feldman **Signature of Reporting Person By: Lynn A. Feldman, Attorney-in-fact on behalf of Thomas D. Christopo	02/07/2003 Date
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